Exhibit 99.2

1 Q1 2022 Earnings May 2022 Putting an accessible and affordable quality health service in the hands of every person on Earth

Disclaimer Use of Non-IFRS Financial Measures This presentation includes certain financial measures to evaluate Babylon’s projected financial and operating performance, and measures calculated based on these measures, including Adjusted EBITDA and Adjusted EBITDA Margin, that are not prepared in accordance with IFRS. EBITDA is defined as profit (loss) for the period, adjusted for depreciation and amortization, finance costs and income, and tax provision or benefit. Adjusted EBITDA is defined as profit (loss) for the period, adjusted for depreciation and amortization, finance costs and income, tax provision or benefit, share-based compensation, change in fair value of warrant liabilities, gain on sale of subsidiary, and foreign exchange gains or losses. Loss for the period is the most directly comparable IFRS measure to Adjusted EBITDA. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Total revenue for the corresponding period. IFRS Loss for the period margin is the most directly comparable IFRS measure to Adjusted EBITDA Margin. We believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because they permit investors to evaluate our recurring profitability from our ongoing operating activities. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin have certain limitations, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. We caution investors that amounts presented in accordance with our definitions of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similar measures disclosed by other issuers, because some issuers calculate EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin differently or not at all, limiting their usefulness as direct comparative measures. A reconciliation of EBITDA and Adjusted EBITDA from the most directly comparable IFRS measure, Loss for the period, and the calculations of IFRS Loss for the period margin and Adjusted EBITDA Margin, been provided in the “Financial Statements and Reconciliations” section of this presentation. We are not able to reconcile projected 2022 Adjusted EBITDA or 2022 Adjusted EBITDA Margin to their respective most directly comparable IFRS measures as we are not able to forecast IFRS loss on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect IFRS loss for the period, including, but not limited to, impairment expense, share-based compensation, foreign exchange gains or losses and gains and losses on sale of subsidiaries. Adjusted EBITDA should not be used to predict IFRS loss as the difference between the two measures is variable and may be significant. Additional information and where to find it Babylon Holdings Limited (“Babylon”) is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We file reports and other information with the Securities and Exchange Commission (the “SEC”) under the Exchange Act. Our SEC filings are available over the Internet at the SEC’s website at www.sec.gov. Forward-looking statements This presentation contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this presentation, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities. These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and that we may require additional financing; uncertainties related to our ability to continue as a going concern; the growth of our business and organization; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov. Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this presentation. Information sources The information herein is derived from various internal and external sources. Unless otherwise indicated, information contained in this presentation concerning Babylon’s industry and the regions in which it operates, including Babylon’s general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and reports provided to us, and other industry publications, surveys and forecasts. We have not independently verified the accuracy or completeness of any third-party information. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. While we believe that the market data, industry forecasts and similar information included in this presentation are generally reliable, such information is inherently imprecise. In addition, assumptions and estimates of our future performance and growth objectives and the future performance of our industry and the markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the heading “Forward-looking statements” and our filings with the SEC. This presentation contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this presentation may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor does not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. 2

Summary Progress for Q1 2022 3 274% Revenue growth year-over-year +50ppt Adjusted EBITDA Margin improvement year-over-year(1) 4.1x Growth in U.S. VBC membership year-over-year(2) Key Highlights Total revenue of $266m, representing a 274% increase from Q1 2021 revenue of $71.3m, and 521% on a normalized basis(1) Raising revenue guidance for 2022 from $900m-$1.0bn to $1.0bn+ and updating Adjusted EBITDA guidance to be a maximum loss of $(295)m at $1.0bn revenue Adj. EBITDA Margin improvement of 50 percentage points quarter-over-quarter to (27)% on a normalized basis(1) as operating efficiencies deliver steady margin improvement Demonstrated significant operational leverage through year-over-year decreases in Technology and SG&A costs as a percentage of revenue by 29ppt and 51ppt respectively on a normalized basis(1) Added over 200,000 U.S. VBC lives since Q1 2021, bringing total VBC lives in the U.S. to 271,000, a 4.1x increase year-over-year(2) Notes: (1) $28.4m of one-off upfront revenue recognition in connection with a software licensing arrangement in Q1 2021. Adjusted EBITDA Margin for Q1 2021 has been calculated excluding the one-off $28.4m revenue from both revenue and adjusted EBITDA figures, Technology costs and SG&A costs as percentages of revenue have been calculated excluding the one-off $28.4m revenue from Q1 2021 (2) Rounded to nearest thousand. “U.S. VBC Members” means individuals who are covered by one of our U.S. value-based care agreements with a health plan or healthcare provider. Under these agreements, we take financial responsibility for all or some of the surpluses or deficits in total actual costs under the agreement compared to our negotiated fixed per member per month, or capitation, allocation. Total U.S. VBC Members for December 31, 2020 and December 31, 2021 as per Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022. VBC membership figures may include some estimates for lagging data provided by health plans and may be subject to true-ups and adjustments in the future.

4 Value-Based Care Membership Growth US Value-Based Care Membership(1) 59K 59K 56K 73K 140K 225K 8K 8K 12K 12K 11K 31K 16K 16K 15K 15K 66K 66K 84K 100K 167K 271K Q4-2020 Q1-2021 Q2-2021 Q3-2021 Q4-2021 Q1-2022 Medicaid Medicare Commercial • Added over 100,000 U.S. VBC Members in Q1 via three new VBC contract launches, growing to 271,000 total U.S. VBC members as of March 31, 2022 • Improved diversification of VBC membership, through a more than 2.5x increase in our Medicare population from Q4 2021 Notes: (1) Rounded to nearest thousand. “U.S. VBC Members” means individuals who are covered by one of our U.S. value-based care agreements with a health plan or healthcare provider. Under these agreements, we take financial responsibility for all or some of the surpluses or deficits in total actual costs under the agreement compared to our negotiated fixed per member per month, or capitation, allocation. Total U.S. VBC Members for December 31, 2020 and December 31, 2021 as per Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022. VBC membership figures may include some estimates for lagging data provided by health plans and may be subject to true-ups and adjustments in the future.

We are continuing to see strong progress in our Home State Health population

By proactively engaging our members…



37%
32%
26%
21%
16%
8%
0%
Launch
Q4-20
Q1-21
Q2-21
Q3-21
Q4-21
Q1-22

Household Penetration[(1)]

... we are already seeing a reduction in ER visits

32%

of appointments avoided an Emergency Room or Urgent Care visit[(2)]

Notes: **(1)** Home State Health VBC Household Penetration, Oct 2020 to Mar 2022. Babylon defines household penetration as obtaining a sign-up from at least one individual that lives in a household in its covered population, meaning at least one individual in the household has created a profile (through app or web registration) to generate a Babylon account. (2) Babylon US data for Babylon's HSH VBC deal, Oct 2020 to Mar 2022.

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6 • Compared to New York and Missouri contracts, our weekly high-risk sign up rates for Georgia have been 4-5x faster and Mississippi rates have been 8-10x(2) faster • Continuous optimization and tailored outreach approach driving improvement in penetration rates over time • Onboarding high-risk prospects early allows Babylon to quickly stratify and manage the most expensive populations’ health needs Notes: (1) Missouri data from Weeks 1 to 13 from launch taken as straight line average due to incomplete data. (2) Calculated by comparing % of high-risk sign ups per weeks since initial outreach. % of High-Risk Prospects Signed Up Since Launch 0% 5% 10% 15% 20% 25% 30% 0 10 20 30 40 50 60 70 80 90 29.0%(1) 22.0% 16.7% 12.6% Weeks from Launch And Our New VBC Cohorts are Ramping Up Much Faster Launch Date: Q4 20 Q3 21 Q4 21 Q4 21 Contract:

7 Revenue and Revenue Growth (unaudited) $43m $28m $16m $41m $71m $57m $74m $120m $266m Q3-2020 Q4-2020 Q1-2021 Q2-2021 Q3-2021 Q4-2021 Q1-2022 +159% +5% +34% +30% +61% +123% Revenue Growth ($m) Notes:(1) $28.4m of one-off upfront revenue recognition in connection with a software licensing arrangement in Q1 2021. Normalized year-over-year growth rate has been calculated excluding the one-off $28.4m revenue (1)

8 $43m $28m $16m $41m $71m $57m $74m $120m $266m Q3-2020 Q4-2020 Q1-2021 Q2-2021 Q3-2021 Q4-2021 Q1-2022 Revenue (1) Notes:(1) $28.4m of one-off upfront revenue recognition in connection with a software licensing arrangement in Q1 2021. Adjusted EBITDA Margin for Q1 2021 has been calculated excluding the one-off $28.4m revenue from both revenue and adjusted EBITDA figures (206)% (91)% (77)% (86)% (64)% (61)% (27)% Adj. EBITDA Margin Revenue & Adj. EBITDA Margin Underlying Revenue and Adjusted EBITDA Margin (unaudited) 179ppt margin improvement over 6 quarters whilst growing revenue by ~16.9x

9 135% 92% 39% 38% 36% 21% 10% 150% 44% 73% 79% 57% 65% 22% 285% 137% 112% 116% 92% 86% 32% Q3-2020 Q4-2020 Q1-2021 Q2-2021 Q3-2021 Q4-2021 Q1-2022 Technology costs SG&A costs 253ppt 128ppt SG&A margin and 125ppt technology margin improvement since Q3 2020 Notes:(1) $28.4m of one-off upfront revenue recognition in connection with a software licensing arrangement in Q1 2021. Technology costs and SG&A costs as percentages of revenue have been calculated excluding the one-off $28.4m revenue from Q1 2021 (1) Technology & SG&A costs as a % of revenue (unaudited) Operational Leverage

2022 Full-Year Guidance Update Increasing Revenue Guidance • Raising our guidance above the top of our previous range of $900m-$1.0bn to $1.0bn+ Solidifying Adjusted EBITDA Guidance • Adjusted EBITDA guidance to be a maximum loss of $(295)m at $1.0bn revenue Reiterating Long Term Profitability Guidance • Adjusted EBITDA and cash flow breakeven no later than 2025 27 10

11 21 Financial Statements and Reconciliations

Consolidated Statement of Profit and Loss (unaudited)

	Q1-2021	Q2-2021	Q3-2021	Q4-2021	Q1-2022
Software licensing revenue	35,964	8,281	7,983	7,824	7,756
Clinical services revenue	8,070	10,064	10,764	13,119	12,115
Value-based care revenue	27,259	39,133	55,715	98,745	246,575
Revenue	**71,293**	**57,478**	**74,462**	**119,688**	**266,446**
Clinical care delivery expense	*(11,823)*	*(16,013)*	*(17,038)*	*(25,173)*	*(23,927)*
Claims expense	*(23,917)*	*(40,384)*	*(51,298)*	*(104,026)*	*(247,552)*
Cost of care delivery	(35,740)	(56,397)	(68,336)	(129,199)	(271,479)
Platform & application expenses	(6,434)	(14,943)	(7,127)	(14,325)	(16,703)
Research & development expenses	(10,390)	(6,811)	(19,339)	(10,994)	(10,057)
Sales, general & administrative expenses	(31,479)	(45,127)	(42,166)	(77,902)	(58,310)
Recapitalization transaction expense	-	-	-	(148,722)	-
Operating loss	**(12,750)**	**(65,800)**	**(62,506)**	**(261,454)**	**(90,103)**
Finance costs and income	(978)	(1,237)	(2,049)	(9,701)	(6,373)
Change in fair value of warrant liabilities	-	-	-	27,811	5,575
Exchange (loss)/gain	(573)	482	(396)	1,355	(447)
Net finance (expense)	**(1,551)**	**(755)**	**(2,445)**	**19,465**	**(1,245)**
Gain on sale of subsidiary	3,917	-	-	-	-
Gain on remeasurement of equity interest	-	-	-	10,495	-
Share of loss of equity-accounted investees	(455)	(821)	(1,017)	(309)	
Loss before taxation	**(10,839)**	**(67,376)**	**(65,968)**	**(231,803)**	**(91,348)**
Tax (provision)/benefit	(8)	2,501	(7)	(1,012)	(9)
Loss for the period	**(10,847)**	**(64,875)**	**(65,975)**	**(232,815)**	**(91,357)**
Other comprehensive loss					
Items that may be reclassified subsequently to profit or loss:					
Currency translation differences	(1,754)	1,687	(159)	(1,476)	(3,753)
Other comprehensive (loss) / gain for the period, net of income tax	**(1,754)**	**1,687**	**(159)**	**(1,476)**	**(3,753)**
Total comprehensive loss for the period	**(12,601)**	**(63,188)**	**(66,134)**	**(234,291)**	**(95,110)**
Loss attributable to:					
Equity holders of the parent	(10,466)	(64,441)	(65,247)	(228,329)	(91,357)
Non-controlling interest	(381)	(434)	(728)	(4,486)	-
Total comprehensive loss for the period	**(10,847)**	**(64,875)**	**(65,975)**	**(232,815)**	**(91,357)**
Total comprehensive loss attributable to:					
Equity holders of the parent	(12,220)	(62,754)	(65,406)	(229,805)	(95,110)
Non-controlling interest	(381)	(434)	(728)	(4,486)	-
Total comprehensive loss for the period	**(12,601)**	**(63,188)**	**(66,134)**	**(234,291)**	**(95,110)**

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Consolidated Statement of Financial Position (unaudited)

	Q1-2021	Q2-2021	Q3-2021	Q4-2021	Q1-2022
ASSETS					
Non-current assets					
Right-of-use assets	2,505	10,135	7,297	7,844	20,014
Property, plant and equipment	1,446	2,879	5,964	24,990	25,694
Investments in associates	10,422	12,600	11,583	-	-
Goodwill	17,832	31,303	30,503	93,678	93,655
Other intangible assets	82,187	102,331	102,048	111,421	112,830
Total non-current assets	**114,392**	**159,248**	**157,395**	**237,933**	**252,193**
Current assets					
Right-of-use assets	1,510	3,487	3,783	3,999	5,454
Trade and other receivables	21,857	28,218	31,124	24,199	27,981
Prepayments and contract assets	9,213	9,253	11,789	26,000	21,971
Cash and cash equivalents	113,898	42,381	37,132	262,581	274,978
Total current assets	**146,478**	**83,339**	**83,828**	**316,699**	**330,384**
Total Assets	**260,870**	**242,587**	**241,223**	**554,632**	**582,577**

	Q1-2021	Q2-2021	Q3-2021	Q4-2021	Q1-2022
EQUITY AND LIABILITIES					-
Ordinary share capital	10	10	10	16	16
Preference share capital	3	4	4	-	-
Share premium	485,221	557,569	557,569	922,897	923,093
Share based payment reserve	35,367	45,286	52,861	80,371	89,545
Retained Earnings	(479,969)	(544,411)	(609,658)	(837,986)	(929,343)
Foreign currency translation reserve	(80)	1,608	1,449	(27)	(3,780)
Total capital and reserves	40,554	60,066	2,235	165,271	79,531
Non-controlling interests	(1,612)	(2,046)	(2,774)	-	-
Total Equity	**38,940**	**58,020**	**(539)**	**165,271**	**79,531**
LIABILITIES					
Non-current liabilities					
Other long term liabilities	-	-	2,388	-	-
Contract liabilities	86,585	81,982	74,903	70,396	63,763
Deferred grant income	6,357	6,340	5,948	7,236	6,134
Lease liabilities	2,002	10,815	7,916	8,442	20,143
Loans and borrowings	-	-	-	168,601	262,142
Deferred tax liability	-	768	768	1,019	1,016
Total non-current liabilities	**94,944**	**99,905**	**91,923**	**255,694**	**353,198**
Current Liabilities					-
Trade and other payables	9,033	17,736	20,373	22,687	25,198
Claims payable	6,031	14,158	17,265	24,628	39,165
Accruals and provisions	15,448	25,911	37,420	36,855	37,886
Contract liabilities	23,424	23,136	21,817	23,786	22,663
Deferred grant income	1,198	1,264	1,157	1,208	1,664
Lease liabilities	1,495	1,984	4,043	4,190	5,301
Loans and borrowings	70,357	473	47,764	185	-
Warrant liability	-	-	-	20,128	17,971
Total current liabilities	**126,986**	**84,662**	**149,839**	**133,667**	**149,848**
Total Liabilities	**221,930**	**184,567**	**241,762**	**389,361**	**503,046**
Total Liabilities and Equity	**260,870**	**242,587**	**241,223**	**554,632**	**582,577**

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Consolidated Statement of Cash Flows (unaudited)

	Q1-2021	Q2-2021	Q3-2021	Q4-2021	Q1-2022
Cash flows from operating activities					
Loss for the period	(10,847)	(64,875)	(65,975)	(232,815)	(91,357)
Adjustments to reconcile Loss for the period to net cash provided by (used in) operating activities:					
Recapitalization transaction expense	-	-	-	148,722	-
Finance costs	992	1,251	2,051	9,997	6,628
Finance income	(14)	(14)	(2)	(296)	(255)
Change in fair value of warrant liabilities	-	-	-	(27,811)	(5,575)
Depreciation and amortization	5,848	7,474	8,823	12,859	9,458
Share-based compensation	2,802	9,542	7,241	26,722	8,402
Taxation	8	(2,501)	7	1,012	9
Exchange (gain) / loss	573	(482)	396	(1,355)	447
Share of loss of equity-accounted investees	455	821	1,017	309	-
Gain on sale of subsidiary	(3,917)	-	-	-	-
Gain on remeasurement of equity interest	-	-	-	(10,495)	-
Impairment expense	-	-	-	941	-
Changes in working capital, net	25,600	7,818	5,533	(13,284)	3,286
Net cash provided by (used in) operating activities	**21,500**	**(40,966)**	**(40,909)**	**(85,494)**	**(68,957)**

	Q1-2021	Q2-2021	Q3-2021	Q4-2021	Q1-2022
Cash flows from investing activities					
Capital expenditure	(311)	(2,133)	(2,887)	(2,772)	(2,613)
Interest received	14	(7)	23	296	255
Development costs capitalized	(7,198)	(9,056)	(7,820)	(8,046)	(9,298)
Payment for acquisition of subsidaries	-	(13,835)	-	37	-
Proceeds from sale of investment in subsidiary	2,213	-	-	-	-
Purchase of shares in associates and joint ventures	(2,000)	(3,000)	-	-	-
Cash acquired from acquisitions without consideration	-	-	-	3,792	-
Payment of lease deposit	-	-	-	(2,105)	-
Net cash used in investing activities	**(7,282)**	**(28,031)**	**(10,684)**	**(8,798)**	**(11,656)**
Cash flows from financing activities					
Proceeds from issuance of notes and warrants	-	-	-	270,563	100,000
Payment of equity and debt issuance costs	-	-	(1,000)	(35,043)	(5,002)
Proceeds from other loans	-	116	62,884	(63,000)	-
Other financing activities, net	(482)	-	-	12	(1,538)
Principal payments on leases	(1,520)	(773)	(384)	(1,479)	(460)
Repayment of loans	-	-	-	(7,431)	-
Gross proceeds from issuance of share capital	-	-	-	229,311	-
Equity transactions with minority interests	-	-	-	(2,352)	-
Repayment of cash loans	-	-	(15,000)	(67,000)	-
Interest paid	(18)	(1,808)	(990)	(2,403)	(22)
Net cash (used in) provided by financing activities	**(2,020)**	**(2,465)**	**45,510**	**321,178**	**92,978**
Net increase / (decrease) in cash and cash equivalents	**12,198**	**(71,462)**	**(6,083)**	**226,886**	**12,365**

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Adjusted EBITDA Reconciliation and Calculation of IFRS Loss for the Period Margin and Adjusted EBITDA Margin

	Q3-2020	Q4-2020	Q1-2021	Q2-2021	Q3-2021	Q4-2021	Q1-2022
IFRS Loss for the Period	**(37,986)**	**(59,230)**	**(10,847)**	**(64,875)**	**(65,975)**	**(232,815)**	**(91,357)**
Adjustments to calculate EBITDA:							
Depreciation and amortization	3,072	4,956	5,848	7,474	8,823	12,859	9,458
Finance costs and income	478	879	978	1,237	2,049	9,701	6,373
Tax provision/(benefit)	63	1,639	8	(2,501)	7	1,012	9
EBITDA	**(34,373)**	**(51,756)**	**(4,013)**	**(58,665)**	**(55,096)**	**(209,243)**	**(75,517)**
Adjustments to calculate Adjusted EBITDA:							
Recapitalization transaction expense	-	-	-	-	-	148,722	-
Share-based compensation	2,019	7,105	2,802	9,542	7,241	26,722	8,402
Change in fair value of warrant liabilities	-	-	-	-	-	(27,811)	(5,575)
Gain on remeasurement of equity interest	-	-	-	-	-	(10,495)	-
Gain on sale of subsidiary	-	-	(3,917)	-	-	-	-
Impairment expense	-	6,404	-	-	-	941	-
Exchange (gain) / loss	(259)	949	573	(482)	396	(1,355)	447
Adjusted EBITDA	**(32,613)**	**(37,298)**	**(4,555)**	**(49,605)**	**(47,459)**	**(72,519)**	**(72,243)**
Total Revenue	15,811	40,958	71,293	57,478	74,462	119,688	266,446
IFRS Loss For The Period Margin	(240.3%)	(144.6%)	(15.2%)	(112.9%)	(88.6%)	(194.5%)	(34.3%)
Adjusted EBITDA Margin	(206.3%)	(91.1%)	(6.4%)	(86.3%)	(63.7%)	(60.6%)	(27.1%)

Note: We are not able to reconcile projected 2022 Adjusted EBITDA or 2022 Adjusted EBITDA Margin to their respective most directly comparable IFRS measures as we are not able to forecast IFRS loss on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect IFRS loss for the period, including, but not limited to, impairment expense, share-based compensation, foreign exchange gains or losses and gains and losses on sale of subsidiaries. Adjusted EBITDA should not be used to predict IFRS loss as the difference between the two measures is variable and may be significant.

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Appendix 16 8

Home State Health Patient Case Study 17

18 30 Thank you!

• We have a history of incurring losses, may not be able to achieve or maintain profitability, anticipate increasing expenses in the future and may require additional capital to support business growth. Additional financing may not be available on favorable terms or at all. • Our historical operating results and dependency on further capital raising indicate substantial doubt exists related to our ability to continue as a going concern. • If we fail to effectively manage our growth, we may be unable to execute our business plan, adequately address competitive challenges, maintain our corporate culture or grow at the rates we historically have achieved or at all. • We may face intense competition, which could limit our ability to maintain or expand market share within our industry. • Our existing customers may not continue or renew their contracts with us, or may renew at lower fee levels or decline to license additional applications and services from us, and significant reductions in members, per member per month (PMPM) fees, pricing or premiums under these contracts could occur due to factors outside our control. • We are dependent on our relationships with physician-owned entities and our business could be harmed if those relationships or our arrangements with our providers or our customers were disrupted. • Failure to maintain and expand a network of qualified providers could adversely affect our future growth and profitability. • We may be unable to increase engagement of the individual members that interact with our platform, and even if we are successful in increasing member engagement, if are unable to realize the member healthcare cost savings that we expect, our future profitability could be adversely affected. • A significant portion of our revenue comes from a limited number of customers, and the loss of a material contract could adversely affect our business. • The recognition of a portion of our revenue is subject to realizing healthcare cost savings and achieving quality performance metrics, and may not be representative of revenue for future periods. • Our claims liability estimates for medical costs and expenses are uncertain and may not be adequate, and adjustments to our estimates may unfavorably impact our financial condition. If our estimates of the amount and timing of revenue recognized under our licensing agreements and value- based care agreements with health plans are materially inaccurate, our revenue recognition could be impacted. • Our physician partners’ failure to accurately, timely and sufficiently document their services could result in nonpayment for services rendered or allegations of fraud. Our records and submissions to a health plan may contain inaccurate or unsupportable information regarding risk adjustment scores of members. • Reimbursement rates paid by third-party payers or federal, state or foreign healthcare programs may be reduced, and third-party payers or government payers may restrain our ability to obtain or provide services to our members. • Regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model, and our participation in such proposed models, could impact our business and results of operations. • The market for telemedicine is immature and volatile and our digital-first approach is relatively new and unproven. • We may not be able to develop and release new solutions and services, or successful enhancements, new features and modifications to our existing solutions and services. Our proprietary solutions may not properly operate or interoperate with our customers’ existing and future infrastructures. • Our relatively limited operating history makes it difficult to evaluate our current business and future prospects. • If we are unable to hire and retain talent to operate our business, we may not be able to grow effectively. • Our growth depends in part on the success of our relationships with third parties. • Our quarterly results may fluctuate significantly, adversely impacting the value of our Class A ordinary shares. • Risks associated with our international operations, economic uncertainty, or downturns. Risk Factors Summary 19

•Failure to adequately expand our direct sales force will impede our growth. •We may invest in or acquire other business and we may have difficulty integrating any such acquisitions successfully. We may also enter into collaborations and strategic alliances with third parties that may not result in the development of commercially viable solutions or the generation of significant future revenues. •Our use of open-source software could adversely affect our ability to offer our solutions and subject us to possible litigation. •Catastrophic events and man-made problems, and a pandemic, epidemic, or outbreak of an infectious disease, including the COVID-19 pandemic, could adversely affect our business. •Our sales and implementation cycle can be long and unpredictable and requires considerable time, expense and ongoing support, the failure of which may adversely affect our customer relationships. •Failure to obtain or maintain insurance licenses or authorizations allowing our participation in risk- sharing arrangements with payers could subject us to significant penalties and adversely impact our operations. •Foreign currency exchange rate fluctuations and restrictions could adversely affect our business. •We operate in a heavily regulated industry, and we are subject to evolving laws and government regulations. •The changes in tax laws in different geographic jurisdictions could materially impact our business. We may be treated as a dual resident company for United Kingdom tax purposes. The applicability of tax laws on our business is uncertain and adverse tax laws could be applied to us or our customers. •We may be unable to sufficiently protect our intellectual property, and our ability to successfully commercialize our technology may be adversely affected. We may be subject to intellectual property infringement claims, medical liability claims or other litigation or regulatory investigations. •Certain of our software products could become subject to U.S. Food and Drug Administration (FDA) oversight, and certain of our products and operations are subject to medical device regulations. •Cyberattacks, security breaches and other incidents, and other disruptions have compromised and could in the future compromise sensitive information and adversely affect our business and reputation. Our failure to comply with data privacy laws or to adequately secure the information we hold could result in significant liability or reputational harm. Any disruption of service at our third-party data and call centers or Amazon Web Services, or of third party infrastructure provider services, could interrupt our ability to serve customers, expose us to litigation and negatively impact our relationships with customers and members. •The trading price of our Class A ordinary shares is volatile, and the value of our Class A ordinary shares may decline. An active trading market for our securities may not develop or be sustained. The dual class structure of our ordinary shares limits shareholders’ ability to influence important transactions and has an unpredictable impact on the trading market for our Class A ordinary shares. •Our status as an “emerging growth company” and a “foreign private issuer” may make our ordinary shares less attractive and affords less protection to our shareholders. We expect to lose our foreign private issuer status for 2022. As a “controlled company,” we qualify for exemptions from certain corporate governance requirements. •Our issuance of additional Class A ordinary shares will dilute all other shareholders. Future resales of our ordinary shares could cause the market price of our Class A ordinary shares to drop significantly, even if our business is doing well. •We do not currently intend to pay dividends on our Class A ordinary shares. Some of our management team has limited experience managing a public company, and our management is required to devote substantial time to public company compliance. •If our remediation of our identified material weaknesses is not effective, or if we fail to develop an effective internal control system, our ability to produce timely and accurate financial statements or comply with applicable laws could be impaired. •U.S. holders that own 10% or more of our equity interests may be subject to adverse U.S. federal income tax consequences. Our U.S. holders may suffer adverse tax consequences if we are classified as a “passive foreign investment company.” The Internal Revenue Service may not agree that we are a non-U.S. corporation for U.S. federal income tax purposes. •Our shareholder rights and responsibilities are governed by Jersey law, which differs materially from U.S. companies’ shareholders rights and responsibilities. It may be difficult to enforce a U.S. judgment or to assert U.S. securities law claims outside of the United States. •The other matters described in the “Risk Factors” section of our Annual Report on Form 20-F, filed with the SEC on March 30, 2022, and our other SEC filings. Risk Factors Summary (Continued) 20